As filed with the Securities and Exchange Commission on May 29, 2025

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
Specialized Disclosure Report

LivaNova PLC

England and Wales (State or other jurisdiction of incorporation or organization)	001-37599 (Commission File Number)	98-1268150 (I.R.S. Employer Identification)

20 Eastbourne Terrace London, United Kingdom W2 6LG
(Address of Principal Executive Offices) (Zip Code)

Michael Hutchinson Company Secretary
+ 44 (0) 203 325 0665

(Name and telephone number, including area code, of the person to contact in connection with this report) Check the appropriate box to indicate the rule pursuant to which this form is being filed:
☒    Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2024.

□Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended.

Section 1 Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

LivaNova PLC (collectively with its subsidiaries, the “Company” or “LivaNova”) is filing this Specialized Disclosure report on Form SD (this “Form SD”) for LivaNova’s supply chain operations for the year ended December 31, 2024. This Form SD is presented in compliance with Rule 13p-1 under the Securities Exchange Act of 1934, as amended, for the reporting period from January 1, 2024 to December 31, 2024.

A copy of LivaNova’s Conflict Minerals Report is filed as a part of this Form SD. A copy of this Form SD may also be found on the Company’s website at https://investor.livanova.com/financial-information/sec-filings.

Item 1.02 Exhibits

LivaNova has filed as an exhibit to this Form SD, the Conflict Minerals Report required by Item 1.01.

Section 2 Resource Extraction Issuer Disclosure

Item 2.01 Resource Extraction Issuer Disclosure and Report

Not applicable.

Section 3 Exhibits

Item 3.01 Exhibits

The following exhibit is filed as part of this report.

Exhibit	Description
1.01	Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form SD.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

LivaNova PLC

Date: May 29, 2025	By: /s/ Michael Hutchinson
Name: Michael Hutchinson
Title: SVP, Company Secretary & Chief Legal Officer